NO ACT

PE
12-18-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09001099

Received SEC
FEB 0 5 2009
Washington, DC 20549

February 5, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-5-09

R.W. Smith, Jr.
DLA Piper US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600

Re: The Ryland Group, Inc.
Incoming letter dated December 18, 2008

Dear Mr. Smith:

This is in response to your letters dated December 18, 2008 and January 8, 2009 concerning the shareholder proposal submitted to Ryland by the Amalgamated Bank LongView MidCap 400 Index Fund. We also have received a letter on the proponent's behalf dated January 5, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 2 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
1200 G Street, NW
Suite 800
Washington, DC 20005

February 5, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Ryland Group, Inc.
Incoming letter dated December 18, 2008

The proposal requests that the board of directors adopt a policy covering future agreements for payments to senior executives in the event of a change of control at the company, with any such payments to be made only if an executive's employment is terminated and with no accelerated vesting of unvested equity awards.

We are unable to concur in your view that Ryland may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Ryland may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Ryland may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Ryland may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DLA PIPER

DLA Piper US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. SMITH, JR.
Jay.Smith@dlapiper.com
T 410.580.4266 F 410.580.3266

VIA UPS

RECEIVED
2009 JAN -9 PM 3:14
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 8, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Amalgamated Bank LongView MidCap 400 Index Fund to The Ryland Group, Inc.

Ladies and Gentlemen:

We are counsel to The Ryland Group, Inc. ("Ryland" or the "Company") and, on behalf of Ryland, we submit this letter to the Staff of the Division of Corporation Finance (the "Staff") in response to the letter dated January 5, 2009 from the Hitchcock Law Firm PLLC relating to a shareholder proposal and supporting statement (the "Proposal") submitted by Amalgamated Bank Long View MidCap 400 Index Fund (the "Proponent").

We have reviewed the response letter from the Hitchcock Law Firm and believe that it does not clarify the ambiguities evident in the Proposal. In fact, after reading the explanations and clarifications from the Hitchcock Law Firm we are more confused about how Ryland would be able with reasonable certainty to determine what actions or measures could be taken in the event the Proposal was implemented.

In this regard, we note the following:

1. The Proponent suggests that we "implicitly," or otherwise, concede that the Proposal would limit the ability of the Company to adopt agreements similar to the current Ryland agreements in the future. We are not sure how the Proponent draws that conclusion, and in any case it misses the point. What we do "concede" is that Ryland would be uncertain about the type and scope of agreements it could adopt, which includes uncertainty about certain features of the existing agreements.

2. The Proponent argues on page 3 that the term "change of control" is clear because the supporting statement indicates that it means an "actual" change of control. The Proponent then gives an example of something that would not constitute an actual change of control – the acquisition of a specified minority stake. The inference from this may be that the acquisition of a majority stake (but not all of the Company) would be a change of control but we do not know because the Proposal is unclear on this point. The Proposal only refers to "consummation of a merger or acquisition of a company."

3. The Proponent's attempt to explain the meaning of "payments" leaves us more confused. Ryland did not suggest, as the Proponent alleges, that the term payments was unclear because it could preclude the payment of a base salary after a change of control, even if no change of control has occurred (that obviously is a non sequitur). What we did say was that it would preclude any payments after a change of control <u>even if no termination occurred</u>, which literally would suggest an executive could not continue to receive base salary or other payments even if employment was continuing with no change. The resolution seems to limit any payments to a senior executive after a change of control if there has been no termination. The Proponent cannot really mean that, and has not addressed that ambiguity in its response.

4. We reiterate our comment concerning unvested equity awards. The Proponent does provide some explanation on this point but the statement itself remains ambiguous about whether the accelerated vesting concept is an independent prohibition on acceleration in any circumstance or only a prohibition on acceleration on change of control <u>and</u> in conjunction with other possible payments to an executive.

5. We are confused by the Proponent's explanation of the definition of "termination." We assume that the Proponent is conceding that any termination, including any of the six instances in Mr. Dreier's employment agreement and good reason under the senior executive agreements, would qualify. We are appreciative of that clarification in their letter. However, we do not concede that we understood that to be the case from the language of the Proposal and suggest that our stockholders also would not understand that to be the case.

6. We appreciate the Proponent's willingness to insert the word "automatic" before the word extension in the resolved clause, but fail to see how that remedies the issue created by the Proposal. That would make the Proposal clearly applicable to the existing agreement of Mr. Dreier, including automatic extensions under that agreement. Possibly we misunderstand the Proponent's intent.

Based on the Company's request for omission of this Proposal and lack of merit proposed in the Proponent's response, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the Company's 2009 proxy materials.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

R.W. Smith, Jr.
DLA PIPER US LLP

cc: Cornish F. Hitchcock

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

RECEIVED
2009 JAN -5 PM 3:11
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

5 January 2009

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

By courier and e-mail (shareholderproposals@sec.gov)

Dear Counsel:

I write on behalf of Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund") in response to the letter from counsel for The Ryland Group, Inc. ("Ryland" or the "Company") dated 19 December 2008. In that letter the Company requests that the Division grant no-action relief with respect to a shareholder proposal submitted by the Fund that deals with executive compensation involving "golden parachute" agreements. For the reasons set forth below, the Fund submits that the Company has not carried its burden with respect to establishing that the Fund's proposal may be excluded from the Company's proxy materials.

We are filing six copies of this letter by messenger and filing it via e-mail as well. Our fax number for receipt of the Division's response appears above.

The Fund's Proposal.

The Fund's proposal is a garden-variety "double-trigger" proposal requesting that the board adopt a policy for "future agreements" covering payments to senior executives in the event of a change in control of the company. The requested policy asks that such agreements be limited to a situation in which two pre-conditions are satisfied: (1) there is an "actual change" of control, such as "consummation of a merger or acquisition of the Company," and (2) the "executive's employment is terminated." The term "future agreements" is defined to include "amendments, modifications or extensions of any current agreements."

The Supporting Statement notes that the Company has entered into a series of golden parachute agreements that entitle senior executives to payments that are triggered by a change of control, explaining that such payouts should be limited to an actual change of control and "the executive's departure from the Company." The Supporting Statement expresses the view that the Company's policy is deficient because it allows the current President and CEO to receive payments regardless of whether his departure is caused by termination or resignation. The Supporting Statement adds that other senior executives are entitled to payments under existing agreements even if there is no change in control during what the agreements term a "change of control period."

The Supporting Statement explains that the new policy is proposed as a means to more properly align executives' interests with shareholders' interests. As to the vesting of unvested equity awards, the Supporting Statement expresses the view that equity-based compensation should be based on performance and that rewarding executives through such payments is unfair to other shareholders.

Ryland's letter argues that this proposal may be excluded from the Company's proxy materials on two grounds: First, the proposal is said to contain certain words that are so vague and indefinite as to be materially misleading and thus exclucable under Rule 14a-8(i)(3); second, the proposal is said to affect the ordinary business of the Company such that it may be excluded under Rule 14a-8(i)(7). As we now explain, Ryland has not carried its burden of justifying exclusion of the proposal under either provision.

<u>The "Vague and Indefinite Exclusion."</u>

1. <u>The applicable standard.</u>

This exclusion focuses on "materially false or misleading statements in proxy statements," which has been defined to cover proposals that are so vague and indefinite that shareholders voting upon the proposals would not be able to determine with reasonable certainty exactly what actions should be taken if the proposal were implemented. As Ryland correctly notes, the Division stated in STAFF LEGAL BULLETIN 14B (15 September 2004) that this provision should not be used to bar proposals based on small, nitpicking objections to specific words or phrases. However, that approach is precisely what Ryland serves up here.

Before turning to Ryland's specific points, we note what Ryland does not say. Ryland does not argue that the factual statements in the resolution and supporting statement are inaccurate in their description of the current agreements or the situations in which there could be a payout. Ryland thus implicitly concedes that the proposal would limit the Company's ability to adopt similar agreements in the future. But change is the point of the proposal. If the Fund were satisfied with the *status quo*, there would be no need to submit a proposal in the first place.

Ryland's objections thus amount to little more than a disagreement with the scope of the proposal. Differently put, the problem is not that management and the board fail to understand the proposal; the problem is that they understand it all too well. This disagreement is over policy, and it is a disagreement on which shareholders are entitled to voice an opinion.

Most of the authorities cited by Ryland do no more than restate general legal principles. *Woodward Governor Co.* (26 November 2003); *General Electric Co.* (5 February 2003); *General Electric Co.* (23 January 2003). The only specific authority cited as support for Ryland's position is plainly inapposite. *International Business Machines Corp.* (2 February 2005) involved a proposal to reduce pay of the "officers and directors" who were "responsible" for a reduction in the company's dividend several years earlier. The Division granted no-action relief because it was not clear whether the affected officers and directors would be those who currently held office; those officers and directors who held office at the time the dividend was cut; or those who currently held a post that makes them somehow "responsible" with respect to the dividend, but did not hold that office when the cut was made several years earlier. The current proposal is light years away from that type of resolution.

2. Analysis of Ryland's objections.

Practicing the sort of nitpicky wordsmithing that the Division frowned upon in STAFF LEGAL BULLETIN 14B, Ryland seizes upon individual words or phrases in the proposal that are said to be so vague and indefinite as to be incomprehensible. We answer each point in turn.

a. "Change of control." Ryland argues that there is no clarity about what constitutes a change in control, other than reference to consummation of a merger. Ryland Letter at 3. This is hardly vague or indefinite. The proposal is plainly designed to prevent payments in situations where there is something short of what the proposal terms an "actual change," *e.g.*, payouts in situations where a payment is contingent on such eventualities as regulatory approval of a merger or acquisition, or else the acquisition of a specified minority stake in the company (say, 30% or 40%). The proposal is clear: There should be payouts only if there is an actual change, and not an arguable change, a constructive change or anything comparable.

Ryland points out that the proposal would "capture events in which a significant change in the management, ownership or operations of the Company occurs," adding that there are several definitions of change in control in Mr. Dreier's employment agreement and the 2007 Senior Executive Severance Agreement. But that is the point. The thrust of the proposal is to limit payouts in a variety of situations unless there is an "actual change" in control. The problem is not that the proposal is too vague or indefinite. The problem is that Ryland disagrees with the proposal.

b. "Payments." Ryland's next claim is that the term "payments" is not clear because the proposal could preclude the payment of an executive's base salary after a change of control, even if no change of control has occurred. Ryland Letter at 3. Ryland argues that it is not clear whether health benefits come within the scope of the proposal. This is an attempt to create confusion where none should exist.

Ryland's argument obscures a key point: The proposal focuses on "agreements" providing for payments for executives. If a severance agreement specifies a "payment," then that payment is covered by the proposal. If the severance agreement does not specify a payment, then it is not covered by the proposal. To the extent that payments are made for health benefits under an agreement, then they would be covered by the proposal. Here again, we are not dealing with hopeless ambiguity, but a disagreement as to the wisdom of the proposed policy.

Ryland also attempts to manufacture ambiguity with respect to the reference to accelerated vesting of unvested equity awards. Ryland Letter at 3. Here again, the Company is ignoring the proposal as a whole. The fifth paragraph of the supporting statement makes it clear that unvested equity awards should not be available in a change in control situation, explaining that such awards have not been earned and are not based on performance. There is no ambiguity – or materially misleading – text here.

c. "Termination." Ryland objects to a perceive lack of certainty as to which circumstances might constitute a "termination." Ryland Letter at 3. Ryland then undercuts its argument by conceding that there are six instances in which Mr. Dreier's employment may be terminated. By identifying six situations in which Mr. Dreier could be "terminated," Ryland shows that it plainly understands the scope of the proposal.

Similarly, Ryland notes that the proposal would appear to apply if other senior executives are terminated for "good reason," as defined in existing agreements. Ryland Letter at 3-4. The answer is plainly "yes." If executives are "terminated," as Ryland uses the word, then the proposal applies in that situation. Once again, Ryland understands the proposal all too well.

d. "Future agreements." The proposal hews to the Division's guidance that proposals dealing with executive compensation cannot seek to limit rights under existing contracts, lest such proposals run the risk of violating state law contract principles. Ryland effectively concedes that the proposal is not invalid on state law grounds, so it creates a strawman by suggesting that the proposal "would require" the Company to renegotiate existing contracts, adding that Mr. Dreier's contract has an automatic renewal provision. Ryland Letter at 4. Not so.

As noted, the proposal was drafted to avoid state law issues, and there is thus no intent to require the renegotiation of existing contracts or to alter existing contractual rights. To the extent that an existing contract provides for what Ryland terms an "automatic" renewal, that is an existing contract right that the proposal would not seek to alter. Thus, Ryland's objection lacks merit. That said, and without conceding the point, the Fund would be willing to insert "automatic" before the word "extensions" in the resolved clause, should the Division deem it necessary.

<u>The "Ordinary Business" Exclusion.</u>

Ryland invokes the "ordinary business" exclusion in Rule 14a-8(i)(7), which permits companies to omit proposals that "are mundane in nature and do not involve any substantial policy or other considerations." This is the standard set out in the 1976 rulemaking which produced Rule 14a-8(c)(7) (later recodified as Rule 14a-8(i)(7)) and explained how it should be applied in particular cases. Release No. 34-12999, 41 Fed. Reg. 52994, 52998 (3 December 1976) (the "1976 Release").

Ryland concedes that issues pertaining executive compensation involving senior executives may not be excluded under this provision. Ryland Letter at 5-6. Indeed, the Division has been denying no-action relief with respect to golden parachute proposals for almost two decades. *Transamerica Corp.* (10 January 1990). The resolution is drafted to meet this test. The "resolved" clause is explicit that the proposal policy would cover only "senior executives." That phrase reappears several times in the supporting statement, thus buttressing the point that only "senior executives" are covered by the proposal.

Unable to dispute the fundamental – and explicit – thrust of the proposal, Ryland tries a diversionary tactic by homing in on a single word in a 422-word document that supposedly taints the entire proposal. The word in question occurs in the fifth paragraph of the supporting statement, which states: "We also believe that *eligible* executives in a 'change in control' situation should not receive accelerated vesting of stock options or other equity awards that the executive has not yet earned and that may not vest for several additional years" (emphasis added). Ryland Letter at 5.

According to Ryland, the adjective "eligible" fatally infects the entire proposal by showing that the proposal is really about general compensation policy. This interpretation is plainly at odds with the other 421 words in the proposal, including the references to "senior executives" that Ryland studiously ignores. Read in context, the word "eligible" is used here in its generic sense, not (as Ryland seems to believe) as a term of art dealing with all persons who have rights under an existing agreement.

Moreover, and without conceding the point, even if the word "eligible" were deemed to be viral, Ryland fails to acknowledge that the Division routinely allows proponents to amend executive compensation proposals to meet objections that a proposal is not limited to senior executives. *E.g., AT&T Inc.* (31 January 2006). Thus, while we believe that no change is needed, the Fund would be willing to substitute "senior" for "eligible" if the Division should deem it necessary.

Conclusion.

For these reasons, Ryland has failed to carry its burden of justifying exclusion of this proposal, and the Fund respectfully asks the Division to advise the Company that its request for no-action relief is denied.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is any further information that can be provided.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: R.W. Smith, Jr., Esq.
Mr. Scott Zdrazil

DLA PIPER

DLA Piper US LLP
6225 Smith Avenue
Baltimore, MD 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

R.W. SMITH, JR.
Jay.Smith@dlapiper.com
T 410.580.4266 F 410.580.3266

VIA UPS

December 18, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Amalgamatated Bank LongView MidCap 400 Index Fund to The Ryland Group, Inc.

Ladies and Gentlemen:

We are counsel to The Ryland Group, Inc. ("Ryland" or the "Company") and, on behalf of Ryland, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that it will not recommend enforcement action if Ryland omits a shareholder proposal and supporting statement (the "Proposal") submitted by Amalgamatated Bank LongView MidCap 400 Index Fund (the "Proponent"). The Proponent seeks to include the Proposal in Ryland's proxy materials for the 2009 annual meeting of shareholders (the "2009 Proxy"). The Proposal requests Ryland's Board of Directors to adopt a policy covering payments to executives in the event of a change of control at the Company.

On November 5, 2008, Ryland received the Proponent's Proposal. Pursuant to Rule 14a-8(j), Ryland is submitting six paper copies of the Proposal and an explanation as to why Ryland believes that it may exclude the Proposal. For your review, we have attached a copy of the entire Proposal as Appendix A. Ryland appreciates the Staff's consideration and time spent reviewing this no action request.

The resolution of the Proposal reads as follows:

> RESOLVED: The shareholders of The Ryland Group, Inc. ("Ryland" or the "Company") hereby request that the board of directors adopt a policy covering future agreements for payments to senior executives in the event of a change of

control at the Company, with any such payments to be made only if an executive's employment is terminated and with no accelerated vesting of unvested equity awards.

For purposes of this resolution a "change of control" will not be deemed to have occurred unless there has been an actual change, such as the consummation of a merger or acquisition of the Company. "Future agreements" include amendments, modifications or extensions of any current agreements.

The Proposal is so vague and impermissibly indefinite that it is contrary to Rule 14a-9 which prohibits materially misleading statements and may be excluded under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) provides that a proposal may be omitted if it "is contrary to any of the Commission's proxy rules, including 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has repeatedly found proposals misleading under Rule 14a-9, and thus properly excludable under Rule 14a-8(i)(3). Shareholder proposals which are so vague and indefinite that shareholders voting upon the proposals would not be able to determine with reasonable certainty exactly what actions or measures would be taken in the event the proposals were implemented are excludable under Rule 14a-8(i)(3). Such proposals are properly omitted from proxy materials given the fact that any actions or measures ultimately taken upon implementation of the proposals could be quite different from those envisioned by the shareholders at the time their votes were cast. *See e.g., Woodward Governor Company* (November 26, 2003)(granting relief to exclude a proposal under 14a-8(i)(3) calling for executive compensation for upper management to be based on stock growth); *General Electric Company* (February 5, 2003)(granting relief to exclude a proposal under 14a-8(i)(3) calling for senior executive and director compensation to not exceed 25 times the average wage of hourly employees); *General Electric Company* (January 23, 2003)(granting relief to exclude proposal under 14a-8(i)(3) for seeking cap on "salaries and benefits" for GE officers and directors).

In *Staff Legal Bulletin No. 14B*, (September 15, 2004) ("*SLB 14B*"), the Staff clarified its interpretative position of Rule 14a-8(i)(3) by focusing on the trend of companies attempting to expand the (i)(3) exclusion beyond its original intent and applying it to even small immaterial portions of proposals. The Staff affirmed, however, that it would continue to allow the omission of overly vague and indefinite proposals. Ryland acknowledges the Staff's current (i)(3) interpretation and submits this request with *SLB 14B's* (i)(3) interpretation in mind.

In *International Business Machines Corp.* (February 2, 2005) ("*IBM*"), the proponent submitted a proposal calling for the officers and directors responsible for a reduced dividend payout to be treated like shareholders and have their pay reduced to the level prevailing in 1993 when the change in dividend occurred. The Staff granted relief to exclude the entire proposal under Rule 14a-8(i)(3) as too vague and indefinite. In *IBM*, the company argued that critical terms such as "officers and directors," and elements of "pay" mentioned in the proposal could be interpreted in various different ways.

Similarly, based on the Proposal as presented, it is unclear what definition of critical terms such as "change of control" and "termination" of employment is contemplated by the proponent or what type of "payments" to senior executives would be prohibited by the policy. In defining a change of control for purposes of the Proposal, the proponent only specifies that there has been an "actual change." There is no clarification about the type of change that would trigger a change of control other than broad references to the consummation of a merger or acquisition. The definition of a change of control in Mr. Dreier's employment agreement and the 2007 Senior Executive Severance Agreement go beyond the definition proscribed by the Proponent to capture events in which a significant change in the management, ownership or operations of the Company occurs. Furthermore, the definitions for a change in control contained in Mr. Dreier's employment agreement and the 2007 Senior Executive Severance Agreement are not identical. It is unclear from the Proposal and the supporting statement what definition for a "change of control" should be used.

The Proposal's broad reference to "payments" is completely undefined and encompasses a wide range of compensation that may be payable to an executive before or after a termination of employment. It is so broad that it literally would preclude the payment of an executive's base salary after a change of control has occurred, even if there has been no termination and the executive continues to be employed. Under Mr. Dreier's employment agreement and the 2007 Senior Executive Severance Agreement, an executive is entitled to their base salary through the date of termination. The Company also provides for the continuation of health benefits in certain circumstances. It is not clear from the Proposal whether these or what other payments come within the scope of the Proposal. In addition, the resolved clause and the supporting statement do not clarify whether an acceleration of unvested equity awards is conditioned upon the termination of employment or if this provision is independent of a termination of employment and should apply to any change of control and to any employee. In an instance where there is a change of control and executives and employees remain with the surviving corporation, it is unclear whether unvested equity awards held by those employees may be accelerated or of they would need to be forfeited.

Furthermore, the Proposal states that payments should only be made if employment is terminated. There is no clarity about the circumstances surrounding an executive's termination that may preclude severance. Mr. Dreier's employment agreement provides for six instances in which his employment may be terminated, including retirement or death, voluntary termination, termination by the Company without Cause (as defined in the employment agreement), termination by the Company for Cause and termination by Mr. Dreier for Good Reason. Moreover, the 2007 Senior Executive Severance Agreement provides for payments upon termination by the Company without Cause or by the Executive with Good Reason. The Proposal does not specify what termination standard should be used to trigger severance payments upon a change of control. For example, would severance payments upon termination by the executive for Good Reason be permitted? Both the resolved clause and the supporting statement are silent on this point.

Another source of confusion is to which agreements the Proposal will apply. The resolved clause indicates that the Proposal will only apply to "future agreements" but goes on to state that that term includes amendments, modifications and extensions of any current agreements. It is unclear whether this would require the Company to renegotiate an agreement that is automatically renewed by its terms, such as the employment agreement between the Company and Mr. Dreier. Mr. Dreier's employment agreement has a term of employment through December 31, 2010, after which the agreement is automatically renewable for one-year periods. Although not entirely clear, it appears from the Proposal that the automatic renewal might be considered an extension of the current agreement and subject to the limitations in the Proposal. In order to comply with the Proposal, Ryland would be required to terminate the agreement by providing the required 180-day notice and renegotiate Mr. Dreier's employment agreement with respect to the triggering of severance payments. It is not clear whether the automatic renewal provision in Mr. Dreier's employment agreement would be deemed a "future agreement" for purposes of the Proposal.

The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to ordinary business matters

Rule 14a-8(i)(7) permits a company to exclude a proposal that deals with matters relating to the conduct of the company's "ordinary business." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude stockholder proposals that deal with ordinary business on which stockholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." *Release No. 34-12999* (November 22, 1976). In the adopting release accompanying the 1998 amendments to Rule 14a-8, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for stockholder to decide how to resolve such problems at an annual meeting." *Release No. 34-40018* (May 21, 1998).

The Staff has previously stated that proposals relating solely to executive compensation are not considered matters within the "ordinary business operations" of a company and are not excludable under Rule 14a-8(i)(7). *See Reebok International Limited* (March 16, 1992) (stating that proposals relating to senior executive compensation can no longer be considered matters of ordinary business). The Staff, however, has determined that Rule 14a-8(i)(7) allows the exclusion of proposals relating to "general compensation issues," *i.e.* those not solely restricted to "senior executive compensation." *See Phillips Petroleum Co. (Quintas)* (March 13, 2002) (allowing the exclusion of a proposal under Rule 14a-8(i)(7) that references "the Chairman and other officers" because it was not clearly directed only at executive officer compensation). In

Staff Legal Bulletin No. 14A (July 12, 2002), the Staff described its "bright-line analysis" applied to determine if proposals concerning compensation deal with ordinary business matters:

- We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7); and
- We do not agree with the view of companies that they may exclude proposals that concern *only* senior executives and director compensation in reliance on rule 14a-8(i)(7).

The Proposal and its supporting statement are not limited exclusively to senior executives; instead, they refer generally to the vesting of unvested equity awards to "eligible executives" in a change in control situation. The Company's compensation policies apply to non-executive employees of the Company that may fall within the broad definition of "eligible executives" used by the Proponent in the supporting statement. Long-term incentive compensation vehicles and annual bonus incentives are awarded to executives as well as to managers of the Company who are not considered executives. Since the Proposal relates to compensation policies and practices that apply "eligible executives," it appears that the proposal would apply well beyond the limits of senior executives and would therefore be excludible as ordinary business under Rule 14a-8(i)(7).

Conclusion

Due to the combination of indefiniteness and various interpretations of multiple critical terms, the fundamental meaning of the Proposal is unclear. Ryland respectfully requests the Staff concur that it may exclude this Proposal under Rule 14a-8(i)(3) because the Proposal is so vague and indefinite that shareholders would not know what they are voting on, and if adopted, Ryland would be unable to determine which actions the Proposal would require. In addition, the scope of employees to which the Proposal applies goes beyond the "senior executives" of Ryland and thus the Proposal may be excluded under Rule 14a-8(i)(7).

Staff's Use of Facsimile Numbers for Response

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (410) 580-3001 and the Proponent's facsimile number is (202) 315-3552.

Based on the foregoing, the Company respectfully requests the staff's concurrence that the Proposal may be omitted and that it will not recommend enforcement action if the Proposal is excluded from the Company's 2009 proxy materials.

If you have any questions or need any additional information, please contact the undersigned. We appreciate your attention to this request.

Sincerely,

R.W. Smith, Jr.
DLA PIPER US LLP

cc: Cornish F. Hitchcock

EAST\42254565.3
006331-000449

EXHIBIT A

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

NOV 5 200_

3 November 2008

Mr. Timothy J. Geckle
Corporate Secretary
The Ryland Group, Inc.
24025 Park Sorrento, Suite 400
Calabasas, California 91302

By UPS

Re: Shareholder proposal for 2009 annual meeting

Dear Mr. Geckle:

On behalf of the Amalgamated Bank LongView MidCap 400 Index Fund (the "Fund") I submit the enclosed shareholder proposal for inclusion in the proxy statement that The Ryland Group, Inc. (the "Company") plans to circulate to shareholders in anticipation of the 2009 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to the Company's executive compensation policies.

The Fund is an S&P MidCap 400 index fund located at 275 Seventh Avenue, New York, N.Y. 10001. The Fund has beneficially owned more than $2000 worth of the Company's common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2009 annual meeting, which a representative plans to attend.

We would be pleased to discuss with you the issues presented by this proposal. Please do not hesitate to contact me if there is anything further that I can provide.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED: The shareholders of The Ryland Group, Inc. ("Ryland" or the "Company") hereby request that the board of directors adopt a policy covering future agreements for payments to senior executives in the event of a change of control at the Company, with any such payments to be made only if an executive's employment is terminated and with no accelerated vesting of unvested equity awards.

For purposes of this resolution a "change of control" will not be deemed to have occurred unless there has been an actual change, such as the consummation of a merger or acquisition of the Company. "Future agreements" include amendments, modifications or extensions of any current agreements.

SUPPORTING STATEMENT

Ryland has entered into a series of agreements, commonly known as "golden parachutes," that allow senior executives to receive payments triggered by a "change of control." As shareholders, we believe that such agreements, if poorly conceived, may be overly costly to shareholders and create a misalignment between shareholders' interests and executives' incentives. Accordingly, we believe that any payments to departing executives should be subject to a "double trigger" that makes payments contingent upon both (a) an actual change of control and (b) the executive's departure from the Company.

We believe that Ryland's current policy is deficient. According to the Company's 2008 proxy, Ryland would be obligated to pay an estimated $150 million to R. Chad Dreier, the Chairman, President and CEO, based solely upon a "change in control," regardless of whether Dreier is terminated or resigns.

For other senior executives, the payment is triggered if the executive is terminated either by Ryland "without cause" or by the executive "with good reason" during the "change of control period," and it appears that payouts are possible during this "change of control period" even if it turns out that a change in control never occurs.

We thus believe that a "double trigger" is needed to more properly align executives' interests with shareholders' interests.

We also believe that eligible executives in a "change in control" situation should not receive accelerated vesting of stock options or other equity awards that the executive has not yet earned and that may not vest for several additional years. Equity-based incentive compensation should be based on performance, and to reward departing executives with shares that they did not earn is unfair to other shareholders. This is particularly true in situations where a change in control occurs because the acquired company's performance has been so deficient as to warrant such a takeover.

We urge shareholders to vote FOR this proposal.

END